UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Netsmart Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

64114W306
(CUSIP Number)

R&R Opportunity Fund, L.P.
1250 Broadway, 14th Floor
New York, NY  10001
Attn:  Thomas G. Pinou
(212) 356-0509
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of SS240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [
]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 64114W306

1.	Name of Reporting Persons. I.R.S. Identification Nos. of
above persons (entities only).
R&R OPPORTUNITY FUND, L.P.
---------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
	(a)	[   ]
(b)	[ X ]
---------------------------------------------------------

3.	SEC Use Only
---------------------------------------------------------

4.	Source of Funds (See Instructions)
WC
---------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
[     ]
---------------------------------------------------------

6.	Citizenship of Place of Organization
New York
---------------------------------------------------------

Number of		7.	Sole Voting Power		189,270
Shares		---------------------------------------------
Beneficially	8.	Shared Voting Power		-0-
Owned by		---------------------------------------------
Each			9.	Sole Dispositive Power	189,270
Reporting		---------------------------------------------
Person With	10.	Shared Dispositive Power	-0-
---------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person
189,270
---------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excluded
Certain Shares (See Instructions)
[    ]
---------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)
5.04%
---------------------------------------------------------

14.	Type of Reporting Person (See Instructions)
PN
---------------------------------------------------------
CUSIP No. 64114W306

1.	Name of Reporting Persons. I.R.S. Identification Nos. of
above persons (entities only).
Noari Capital Corporation
---------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
	(a)	[   ]
(c)	[ X ]
---------------------------------------------------------

3.	SEC Use Only
---------------------------------------------------------

7.	Source of Funds (See Instructions)
WC
---------------------------------------------------------

8.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
[     ]
---------------------------------------------------------

9.	Citizenship of Place of Organization
New York
---------------------------------------------------------

Number of		7.	Sole Voting Power		69,094
Shares		---------------------------------------------
Beneficially	8.	Shared Voting Power		-0-
Owned by		---------------------------------------------
Each			9.	Sole Dispositive Power	69,094
Reporting		---------------------------------------------
Person With	10.	Shared Dispositive Power	-0-
---------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting
Person
69,064
---------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excluded
Certain Shares (See Instructions)
[    ]
---------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)
1.84%
---------------------------------------------------------

14.	Type of Reporting Person (See Instructions)
PN
---------------------------------------------------------

         This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed by R&R Opportunity Fund, L.P. ("R&R") with the Securities and Exchange Commission on July 30, 2002 to report a reduction in stock ownership of more than 1%

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this Amendment No.1 to Schedule 13D relates is the common stock, $0.001 par value (the "Common Stock"), of Netsmart Technologies, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 146 Nassau Avenue, Islip NY 11751.

ITEM 2.           IDENTITY AND BACKGROUND.

         The persons filing this Statement on Schedule 13D (the "Reporting Persons") are R&R Opportunity Fund, L.P. and Noari Capital Corporation, a wholly owned corporation of Mr. John Selzer. This Schedule 13D incorporates by reference the Schedule 13D filed by R&R on July 30, 2002 and the information provided therein under Item 2.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Schedule 13D incorporates by reference the Schedule
13D filed by R&R on July 30, 2002 and the information provided therein under Item 3 and amends the information provided therein under Item 3 by adding the following paragraph at the end thereof:

         Since July 30, 2002 R&R & Noari has purchased and sold additional shares of Common Stock for a net total of $(274,343)


ITEM 4.           PURPOSE OF TRANSACTION.

         This Schedule 13D incorporates by reference the Schedule
13D filed by R&R on July 30, 2002 and the information provided therein under Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         This Schedule 13D incorporates by reference the Schedule 13D filed by R&R on July 30, 2002 and the information provided therein under Item 5 and amends the information provided therein under Item 5, paragraphs (a), (b) and (c), to read as follows:

         (a) As of November 7, 2002, R&R beneficially owned
189,270 shares (5.04%) of the Issuer's Common Stock.

             As of November 7, 2002, Noari beneficially owned
69,094 shares (1.84%) of the Issuer's Common Stock.

         (b) As of November 7, 2002, R&R had the sole power to vote and dispose of 189,270 shares (5.04%) of the Issuer's Common
Stock.

             As of November 7, 2002, Noari had the sole power to vote and dispose of 69,094 shares (1.91%) of the Issuer's Common
Stock.

         (c) During the last 60 days R&R engaged in the following open market transactions:

Transaction
Quantity
Trade Date
Price
Sale
3,000
11/07/02
$6.12
Sale
  500
11/07/02
$6.18
Sale
3,000
11/01/02
$6.18
Sale
3,000
11/01/02
$6.20
Sale
1,000
11/01/02
$6.35
Sale
2,000
10/31/02
5.20
Purchase
2,000
10/28/02
5.40
Purchase
  700
10/25/02
5.44
Sale
3,000
10/24/02
6.00
Sale
1,000
10/23/02
5.75
Sale
1,600
10/22/02
5.64
Purchase
  170
10/22/02
5.57
Sale
3,000
10/21/02
5.50
Sale
1,500
10/18/02
5.15
Purchase
2,100
10/17/02
5.60
Sale
1,100
10/17/02
5.40
Purchase
3,000
10/16/02
5.05
Sale
3,100
10/15/02
5.25
Sale
1,000
10/15/02
5.21
Sale
4,000
10/11/02
4.70
Sale
2,000
10/09/02
4.60
Sale
  600
10/07/02
4.80
Sale
  500
09/25/02
4.50
Sale
3,000
09/25/02
4.10
Sale
  300
09/05/02
2.90
Sale
2,000
09/05/02
3.06
Purchase
3,000
09/04/02
$2.74





             During the last 60 days Noari engaged in the following open market transactions:

Transaction
Quantity
Trade Date
Price
Sale
2,000
11/07/02
$6.12
Sale
  700
11/07/02
$6.19
Sale
2,800
11/04/02
$6.20
Sale
3,000
11/01/02
$6.27
Sale
3,000
11/01/02
$6.13
Sale
3,000
10/31/02
$6.15
Sale
3,000
10/31/02
$6.00
Sale
1,000
10/24/02
$6.10
Sale
  300
11/24/02
$6.05







ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

         This Schedule 13D incorporates by reference the Schedule
13D filed by R&R on July 30, 2002 and the information provided therein under Item 6

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

	This Schedule 13D incorporates by reference the Schedule 13D filed by R&R on July 30, 2002 and the information provided therein under Item 7


SIGNATURES

	After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 8, 2002



Signatures

R&R Opportunity Fund L.P.



Name/Title
Thomas G. Pinou, Chief Financial Officer


Noari Capital Corporation



Name/Title
John Selzer, President